Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Three and Six Months Ended June 30, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries("Golden Star" or "the Company" or "we" or "our"). This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2013 and the unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2014, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A includes information available to, and is dated, July 30, 2014. All amounts shown are in thousands of dollars unless noted otherwise. All currency amounts are stated in U.S. dollars unless noted otherwise. Information presented in this MD&A is prepared in accordance with IFRS unless otherwise noted.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This report contains "forward-looking information" within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Forward-looking information and statements include, but are not limited to, information or statements with respect to the timing and amount of estimated future production and grades and associated cash operating costs per ounce, the impact of development projects on unit costs, the timing of a new resource estimate at Wassa, the resumption of drilling at Wassa, the timing of the preliminary economic assessment ("PEA") for Wassa Underground and of the Environmental Impact Statement ("EIS") for Prestea Underground, expected cash operating costs and mining costs and capital expenditures, strip ratios, costs of production and production improvement for the remainder of 2014, throughput at the Wassa and Bogoso processing plants, working capital, strip ratios, capital expenditures, debt repayments for the remainder of 2014, permitting time lines, currency exchange rate fluctuations, and requirements for additional capital and sources of funding for operations and capital projects.
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information and statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2013 available at www.sedar.com. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star, and a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves have not demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2013 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - “NI 43-101 Technical Report on Mineral Resources and Mineral Reserves Golden Star Resources Ltd., Wassa Gold Mine, Ghana” effective date December 31 2012; (ii) Bogoso - “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana” effective date December 31, 2013; and (iii) Prestea Underground - “NI 43-101 Technical Report for the Prestea West Reef Feasibility Study, Ghana” effective date May 1, 2013.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources have not demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.
OVERVIEW OF GOLDEN STAR
Golden Star is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. The Company also has a 90% interest in the Prestea Underground mine in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.4 million ounces in Measured and Indicated Mineral Resources. In 2013, Golden Star sold 331,000 ounces of gold. The Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with exploration and development upside potential.
The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada , Ghana and with the United States Securities and Exchange Commission.

SECOND QUARTER HIGHLIGHTS
Summary of operating and financial results

		For the three months ended June 30,		For the six months ended June 30,
OPERATING SUMMARY		2014	2013	2014	2013
Wassa gold sold	oz	29,446	50,774	64,284	96,640
Bogoso gold sold	oz	32,275	34,316	63,249	69,811
Total gold sold	oz	61,721	85,090	127,533	166,451
Average realized gold price	$/oz	1,289	1,418	1,290	1,524

Cash operating cost per ounce - Wassa[1]	$/oz	967	736	960	770
Cash operating cost per ounce - Bogoso[1]	$/oz	1,415	1,584	1,451	1,501
Cash operating cost per ounce[1]	$/oz	1,201	1,078	1,204	1,077
All-in sustaining cost per ounce[1]	$/oz	1,349	1,378	1,370	1,363

FINANCIAL SUMMARY
Revenues	$'000	79,567	120,693	164,571	253,603
Net loss attributable to Golden Star shareholders	$'000	(5,153)	(128,828)	(27,517)	(120,823)
Adjusted net loss attributable to Golden Star shareholders[2]	$'000	(7,545)	(19,780)	(19,735)	(19,421)
Net cash provided by/(used in) operations	$'000	951	29,544	(996)	41,459
Cash (used in)/provided by operations before working capital changes[3]	$'000	(3,802)	331	(9,968)	14,571
Net loss per share attributable to Golden Star shareholders - basic and diluted	$/share	(0.02)	(0.50)	(0.11)	(0.47)
Adjusted net loss per share attributable to Golden Star shareholders - basic and diluted [2]	$/share	(0.03)	(0.08)	(0.08)	(0.07)
Cash provided by/(used in) operations per share - basic and diluted	$/share	0.01	0.11	(0.01)	0.16
Cash (used in)/provided by operations before working capital changes per share - basic and diluted[3]	$/share	(0.01)	0.01	(0.04)	0.06
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.
2 See "Non-GAAP Financial Measures" below for a reconciliation of adjusted net loss attributable to Golden Star shareholders and adjusted net loss per share attributable to Golden Star shareholders to net loss attributable to Golden Star shareholders and net loss per share attributable to Golden Star shareholders.
3 See "Non-GAAP Financial Measures" below for an explanation of the calculation of cash (used in)/provided by operations before working capital changes and cash (used in)/provided by operations before working capital changes per share.

•
Drilling at Wassa continues to define higher grade mineralization. The Wassa drilling program completed 12 holes, totaling 6,615 meters during the second quarter.  Drilling was halted temporarily to wait on assay results in order to accurately plan further infill drilling. Results returned have confirmed and extended zones of high grade gold mineralization on several of the step out drill fences. Hole BSDD315M on the last step out fence, 19100 north intersected several wide zones of significant gold mineralization including a deeper zone in the footwall which has an estimated true width of 70 meters and grades 5.8 grams per tonne ("g/t").  On section 19500 north, a directional hole, BSDD290BD1 intersected  a robust mineralized zone of 45.4 meters estimated true width grading 8.3 g/t.

Additionally, infill drilling continues to confirm continuity, grade and thickness of this mineralization.  Drilling is expected to resume in the third quarter and will concentrate on infill and confirmation drilling that will be used to update the feasibility resource models to follow the preliminary economic assessment ("PEA").
The Wassa PEA consisting of a combined underground and open pit mining operation, is progressing well with resource models nearing completion. Upon completion of the resource block models, the Company’s technical team and consultants will complete detailed engineering and mine scheduling.  The PEA is scheduled to be completed in the third quarter of 2014.

•
Betterment stripping of $1.7 million was capitalized in the second quarter of 2014. The push back of the Chujah pitwall, which was commenced in 2012 to improve the access to ore and reduce its mine operating costs, was completed in May 2014. The strip ratio has been reduced and the Company expects expects mining costs to reduce from the third quarter onward.

•
Gold sold decreased by 27% during the second quarter of 2014 to 61,721 ounces, from 85,090 ounces sold during the same period in 2013 due mainly to the lower grades processed in both operations. The primary reason for lower grades was the high level of rainfall concentrated over a short period of time. Despite the extensive dewatering of the Bogoso North and Chujah pits, access to higher grade ore at the bottom of these pits was very limited. Access to ore at Wassa was also hampered. Stockpiled lower grade ore was therefore treated at all operations during the quarter and production from higher grade material, particularly at Bogoso, has been deferred. Rain also hampered hydraulic mining at the Bogoso tailings facility. Encouragingly, when access was facilitated, mined grade from the bottom of the Bogoso North and Chujah pits was significantly higher than in the last quarter, in line with our mine plan. At the start of the third quarter, with the heavy rains expected to be behind us, mining was commenced in higher grade zones. Accordingly the Company expects improved production in the next two quarters.

•
Revenues for the second quarter of 2014 decreased to $79.6 million compared to $120.7 million in the same prior year period, due to the decline in gold prices and fewer ounces sold. The average realized gold price decreased from $1,418 per ounce in the second quarter of 2013 to $1,289 per ounce in the second quarter of 2014.

•
Mine operating expenses for the second quarter of 2014 decreased to $74.0 million compared to $84.7 million in the same prior year period, due to lower mining and haulage costs at Wassa and lower mining costs at Bogoso. The decrease in mine operating expenses at Wassa was due to lower contract mining costs and lower haulage costs incurred during the second quarter compared to the same prior year period. Mining costs at Wassa are expected to reduce for the remainder of the year as haulage costs would be eliminated since mining at Father Brown came to an end by the end of the second quarter of 2014. The decrease in mine operating expenses at Bogoso was due to lower tonnage mined in the second quarter of 2014 as compared to the same prior year period. The Company expects mining costs to continue to decrease at Bogoso during the second half of the year as the strip ratio has improved due to the completion of the Chujah push back in May 2014.

•
Consolidated cash operating cost per ounce totaled $1,201 per ounce for the second quarter of 2014, compared to cash operating cost per ounce of $1,078 per ounce for the same period in 2013. Bogoso's cash operating cost per ounce decreased to $1,415 per ounce for the second quarter of 2014, down from $1,584 per ounce in the same period in 2013. The decrease in cash operating cost per ounce at Bogoso was a result of lower strip ratio and lower mining costs per ounce at Chujah as betterment stripping was completed in May 2014. Wassa's cash operating cost per ounce totaled $967 per ounce in the second quarter of 2014, up from $736 in the same prior year period. The increase in cash operating cost per ounce at Wassa was the result of lower gold production and lower grades from the Father Brown and Wassa Main pits compared to the same prior year period. The Company expects cash operating costs to decrease in the next two quarters as production is expected to increase and mine operating expenses are expected to decrease over the remainder of the year.

•
Net loss attributable to Golden Star shareholders for the second quarter of 2014 totaled $5.2 million, compared to $128.8 million for the same prior year period. Net loss was higher in the second quarter of 2013 due to the $195.9 million impairment of Wassa and Bogoso assets offset by the fair value gain of $43.9 million for the 5% Convertible Debentures and $22.6 million recovery from income taxes for the three months ended June 30, 2013. Adjusted net loss attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) for the second quarter totaled $7.5 million, compared to $19.8 million for the same prior year period.

•
Cash used in operations before working capital changes totaled $3.8 million for the second quarter of 2014, compared to $0.3 million provided by operations for the same period in 2013. Cash provided by operations decreased as a result of lower gold revenues due to the lower realized gold price and less gold ounces sold during the second quarter of 2014 compared to the same prior year period.

•
Capital expenditures at Wassa and Bogoso for the second quarter totaled $6.3 million compared to $29.5 million incurred in the same period last year. Capital expenditures were reduced compared to 2013 as a result of the Company focusing 2014 capital spending on items that will provide sufficient risk-adjusted return on investment in the near to medium term and the Chujah stripping being completed in May 2014.

OUTLOOK FOR 2014
Production and cost guidance
Production and cost guidance for 2014 for the Company's operations are now expected to be the following:

	Gold production	Cash operating costs	Capital spending
	thousands of ounces	$ per ounce	$ millions
Wassa	115 - 125	925 - 1,000	$18
Bogoso	145 - 155	1,100 - 1,200	18
Consolidated	260 - 280	1,000 - 1,100	$36
The gold production forecast for Wassa is reduced to 115,000 - 125,000 ounces for the full year as grade is expected to be lower than initially budgeted but still in line with Mineral Reserve grade.
The production forecast for Bogoso is revised to 145,000 - 155,000 ounces for 2014 since the excessive rainfall in the second quarter and power related issues experienced in July resulted in gold production being deferred to 2015. The total production from the Chujah and Bogoso North pits remain unchanged over the remaining life of mine.  Accordingly, the production forecast for 2015 is expected to increase. The Company expects cash operating costs per ounce of Bogoso to be approximately $890 - $1,000 for the remainder of 2014.
Capital expenditures
Capital expenditures for 2014 are now expected to be $36 million.
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices increased marginally from $1,292 per ounce at the end of the first quarter of 2014 to $1,315 per ounce at the end of the second quarter. The Company realized an average gold price of $1,289 per ounce for gold sales during the second quarter, 9% lower than the average realized price of $1,418 per ounce for the same prior year period. The spot gold price as at July 30, 2014 was $1,294 per ounce.
Capital spending reduction
Capital expenditures have been limited to sustaining capital requirements and key development projects. For the three and six months ended June 30, 2014, the Company had capital expenditures at Wassa and Bogoso in the amount of $6.3 million and $18.5 million respectively, compared to $29.5 million and $56.9 million spent respectively during the three and six months ended June 30, 2013.
DEVELOPMENT PROJECTS UPDATE
Wassa
Wassa Drilling Program
The Wassa drilling program completed 12 holes, totaling 6,615 meters during the second quarter.  Drilling was halted temporarily to wait on assay results in order to accurately plan further infill drilling. Results returned have confirmed and extended zones of high grade gold mineralization on several of the step out drill fences. Hole BSDD315M on the last step out fence, 19100 north intersected several wide zones of significant gold mineralization including a deeper zone in the footwall which has an estimated true width of 70 meters and grades 5.8 g/t.  On section 19500 north, a directional hole, BSDD290BD1 intersected  a robust mineralized zone of 45.4 meters estimated true width grading 8.3 g/t.
Additionally, infill drilling continues to confirm continuity, grade and thickness of this mineralization.  Drilling is expected to resume in the third quarter and will concentrate on infill and confirmation drilling that will be used to update the feasibility resource models to follow the PEA.
The Wassa PEA consisting of a combined underground and open pit mining operation, is progressing well with resource models nearing completion. Upon completion of the resource block models, the Company’s technical team and consultants will complete detailed engineering and mine scheduling.  The PEA is scheduled to be completed in the third quarter of 2014.

Bogoso
Chujah Pit
The push back of the Chujah pitwall, which was commenced in 2012 to improve the access to ore and reduce its mining operating costs, was completed in May 2014. The strip ratio has been reduced and the Company expects mining costs to reduce from the third quarter onward. We capitalized $1.7 million and $5.9 million as betterment stripping respectively during the three and six months ended June 30, 2014 as a result of this push back.
Prestea Underground
A feasibility study for Prestea Underground was completed during the second quarter of 2013 and was published on SEDAR at www.sedar.com in July 2013. The feasibility study demonstrates positive economics using mechanized mining methods. However the three year development period and the associated initial capital expenditure of $91 million are not regarded as optimal at this time. As such, a concept study was carried out by the Company to evaluate a development plan for an underground mine at Prestea using hand held mining methods.  The associated capital expenditure is significantly lower and cash operating costs are expected to be similar to those outlined in the original feasibility study. The Company will now progress to completing a preliminary economic assessment of this development alternative and will aim to publish this in the fourth quarter 2014.
During the second quarter of 2014, we incurred capital expenditures totaling $1.6 million and $4.2 million respectively during the three and six months ended June 30, 2014. We now expect to incur a total of $8 million of capital expenditures on Prestea Underground in 2014.
CONSOLIDATED RESULTS OF OPERATIONS

		For the three months ended June 30,		For the six months ended June 30,
		2014	2013	2014	2013
SUMMARY OF CONSOLIDATED FINANCIAL RESULTS
Wassa gold sold	oz	29,446	50,774	64,284	96,640
Bogoso gold sold	oz	32,275	34,316	63,249	69,811
Total gold sold	oz	61,721	85,090	127,533	166,451

Average realized price	$/oz	1,289	1,418	1,290	1,524
Cash operating cost per ounce[1] - combined	$/oz	1,201	1,078	1,204	1,077

Gold revenues	$'000	79,567	120,693	164,571	253,603
Cost of sales excluding depreciation and amortization	$'000	78,432	101,178	162,728	197,297
Depreciation and amortization	$'000	5,182	23,995	11,798	40,474
Mine operating margin	$'000	(4,047)	(4,480)	(9,955)	15,832
General and administrative	$'000	4,120	4,328	9,826	11,758
Loss/(gain) on fair value of 5% Convertible Debentures	$'000	(2,392)	(43,879)	7,782	(51,525)
Income tax recovery	$'000	—	(22,563)	85	(15,444)

Net loss attributable to Golden Star shareholders	$'000	(5,153)	(128,828)	(27,517)	(120,823)
Net loss per share – basic and diluted		$(0.02)	(0.50)	(0.11)	(0.47)

Cash flow provided by/(used in) operations	$'000	951	29,544	(996)	41,459
Cash flow provided by/(used in) operations per share – basic and diluted		$0.01	0.11	(0.01)	0.16

Capital expenditures	$'000	6,272	29,508	18,484	56,903
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.

Three months ended June 30, 2014 compared to three months ended June 30, 2013
Gold revenues
Gold revenues totaled $79.6 million for the three months ended June 30, 2014, down from $120.7 million in 2013, due to a decline in realized gold prices and lower gold production. The average realized gold price fell to $1,289 per ounce, down 9% from an average realized gold price of $1,418 per ounce in the second quarter of 2013. Gold sales of 61,721 ounces in the second quarter of 2014 were 27% lower than the 85,090 ounces sold in the same prior year period, due mainly to the lower grades processed in both operations. The primary reason for lower grades was the high level of rainfall concentrated over a short period of time. Despite extensive dewatering of the Bogoso North and Chujah pits, access to higher grade ore at the bottom of these pits was very limited. Access to ore at Wassa was also hampered. Stockpiled lower grade ore was therefore treated at all operations during the quarter and production from higher grade material, particularly at Bogoso, has been deferred. Rain also hampered hydraulic mining at the Bogoso tailings facility. Encouragingly, when access was facilitated, mined grade from the bottom of the Bogoso North and Chujah pits was significantly higher than in the last quarter, in line with our mine plan. At the start of the third quarter, with the heavy rains expected to be behind us, mining has commenced in higher grade zones. Accordingly the Company expects improved production in the next two quarters.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for the second quarter of 2014 totaled $78.4 million, compared to $101.2 million incurred in the same prior year period. Mine operating expenses totaled $74.0 million, down $10.7 million from $84.7 million incurred in the second quarter of 2013. The lower mine operating expenses at Wassa and Bogoso were mainly as a result of contract mining and haulage costs which decreased by $6.6 million. Royalties for the second quarter of 2014 decreased by $2.1 million compared to the same quarter in prior year due to lower gold sales.
Depreciation and amortization
Depreciation and amortization expense for the second quarter of 2014 decreased to $5.2 million, down from $24.0 million in the second quarter of 2013. The net book value of the Company's mining property and plant and equipment decreased due to impairment charges recorded during 2013, and resulted in a decrease in depreciation and amortization expense in 2014.
General and administrative expenses
General and administrative costs for the second quarter of 2014 were $4.1 million, slightly lower than the $4.3 million incurred for the three months ended June 30, 2013. Relocation costs of approximately $0.2 million were incurred in the second quarter of 2013 to move the Company's corporate headquarters from Denver, Colorado to Toronto, Canada.
Loss/(gain) on fair value of 5% Convertible Debentures
During the second quarter of 2014, the Company recorded a non-cash fair value gain of $2.4 million on the 5% Convertible Debentures. A non-cash fair value gain of $43.9 million was recorded in the same prior year period. This was calculated based on the discounted cash flows of the debt component and a Black-Scholes valuation of the conversion feature. The non-cash fair value gain in prior year was a result of a change in the risk profile of the debentures as gold price declined significantly during the three months ended June 30, 2013.
Income tax recovery
Income tax recovery for the three months ended June 30, 2014 totaled $nil, as compared to $22.6 million for the three months ended June 30, 2013. The lower tax recovery in the second quarter of 2014 was due to the higher net income generated by Wassa compared to the same prior year period.
Net (loss)/income attributable to Golden Star shareholders
Results for the three months ended June 30, 2014 include a net loss attributable to Golden Star shareholders of $5.2 million or $0.02 loss per share, compared with net loss of $128.8 million or $0.50 loss per share for 2013. The major factor contributing to the higher second quarter of 2013 net loss was the $195.9 million impairment of Wassa and Bogoso assets, partially offset by the $43.9 million gain on fair value of the 5% Convertible Debentures. Adjusted net loss attributable to Golden Star shareholders (see "Non-GAAP Financial Measures") for the second quarter totaled $7.5 million, compared to $19.8 million for the same prior year period.
Capital expenditures
Capital expenditures for the second quarter of 2014 totaled $6.3 million compared to $29.5 million in the same prior year period. During the second quarter of 2014, the major capital expenditures at Wassa included $2.0 million on development drilling below the Wassa Main pit. Capital expenditures at Bogoso during the second quarter of 2014 included $1.7 million of capitalized betterment stripping at the Chujah pit and $1.5 million on Prestea Underground.

Six months ended June 30, 2014 compared to six months ended June 30, 2013
Gold revenues
Gold revenues totaled $164.6 million for the six months ended June 30, 2014, down from $253.6 million in 2013, due to a decline in realized gold prices and lower gold production. The average realized gold price fell to $1,290 per ounce, down 15% from an average realized gold price of $1,524 per ounce in the first half of 2013. Gold sales of 127,533 ounces in the first half of 2014 were 23% lower than the 166,451 ounces sold in the same prior year period, due mainly to the lower grades processed in both operations and the completion of mining from Father Brown in May 2014. The Company expects gold production to increase throughout the remainder of 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for the first half of 2014 totaled $162.7 million, compared to $197.3 million incurred in the same prior year period. Mine operating expenses totaled $156.9 million, down $20.1 million from $177.0 million incurred in the first half of 2013 mainly as a result of lower contract mining costs. Royalties for the first half of 2014 decreased by $4.5 million compared to the same quarter in prior year due to lower gold sales.
Depreciation and amortization
Depreciation and amortization expense for the first half of 2014 decreased to $11.8 million, down from $40.5 million in the first half of 2013. The net book value of the Company's mining interests decreased due to impairment charges recorded during 2013, and resulted in a decrease in depreciation and amortization expense in 2014.
General and administrative expenses
General and administrative costs for the first half of 2014 were $9.8 million, down from $11.8 million for the six months ended June 30, 2013. Relocation costs of approximately $1.6 million were incurred in the first half of 2013 to move the Company's corporate headquarters from Denver, Colorado to Toronto, Canada.
Loss/(gain) on fair value of 5% Convertible Debentures
During the first half of 2014, the Company recorded a non-cash fair value loss of $7.8 million on the 5% Convertible Debentures. A non-cash fair value gain of $51.5 million was recorded in the same prior year period. This was calculated based on the discounted cash flows of the debt component and a Black-Scholes valuation of the conversion feature. The non-cash fair value gain in the prior year was a result of a change in the risk profile of the 5% Convertible Debentures as gold price declined significantly during the six months ended June 30, 2013.
Income tax expense
Income tax expense for the six months ended June 30, 2014 totaled $0.1 million, as compared to $15.4 million recovery for the six months ended June 30, 2013. The higher tax expense in the first half of 2014 was due to the higher net income generated by Wassa compared to the same prior year period.
Net loss attributable to Golden Star shareholders
Results for the six months ended June 30, 2014 include a net loss attributable to Golden Star shareholders of $27.5 million or $0.11 per share, compared with net loss of $120.8 million or $0.47 loss per share for 2013. The major factor contributing to the first half of 2013 net loss was the $195.9 million impairment of Wassa and Bogoso assets, partially offset by a $51.5 million gain on fair value of the 5% Convertible Debentures. Adjusted net loss attributable to Golden Star shareholders (see "Non-GAAP Financial Measures") for the first half of 2014 totaled $19.7 million, compared to $19.4 million for the same prior year period.
Capital expenditures
Capital expenditures for the first half of 2014 totaled $18.5 million compared to $56.9 million in the same prior year period. During the first half of 2014, the major capital expenditures at Wassa included $5.0 million on development drilling below the Wassa Main pit. Capital expenditures at Bogoso during the first half of 2014 included $5.9 million of capitalized betterment stripping costs at the Chujah pit and $4.2 million on Prestea Underground.

WASSA OPERATIONS
Through 90% owned subsidiary Golden Star (Wassa) Limited, the Company owns and operates the Wassa open pit mine, located approximately 35 kilometers east of the town of Bogoso, Ghana. Wassa has a single non-refractory processing plant (“Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. Ore from the Wassa mines is sent to the Wassa processing plant for processing.

		For the three months ended June 30,		For the six months ended June 30,
		2014	2013	2014	2013
WASSA FINANCIAL RESULTS
Revenue	$'000	$37,910	$72,120	$82,819	$147,077

Mine operating expenses	$'000	29,360	34,951	63,436	70,925
Royalties	$'000	1,897	3,612	4,145	7,365
Operating costs from/(to) metals inventory	$'000	(570)	2,678	(1,376)	3,799
Cost of sales excluding depreciation and amortization	$'000	30,687	41,241	66,205	82,089
Depreciation and amortization	$'000	3,292	17,353	7,165	29,492
Mine operating margin/(loss)	$'000	$3,931	$13,526	$9,449	$35,496

Capital expenditures	$'000	2,570	8,100	6,714	18,597

WASSA OPERATING RESULTS
Ore mined	t	722,598	430,091	1,372,060	955,729
Waste mined	t	2,811,686	2,877,662	7,251,756	6,033,062
Ore processed	t	660,580	651,453	1,364,956	1,308,457
Grade processed	g/t	1.48	2.55	1.55	2.45
Recovery	%	92.8	95.0	92.8	94.9
Gold sales	oz	29,446	50,774	64,284	96,640

Cash operating cost per ounce[1]	$/oz	967	736	960	770
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three months ended June 30, 2014 compared to three months ended June 30, 2013
Production
Gold sales totaled 29,446 ounces for the second quarter of 2014, a 42% decrease over the 50,774 ounces sold during the same period of 2013. Plant throughput increased by 1% compared to same prior year period, however, the lower grade ore processed from the Father Brown and the Wassa Main pits and the lower recovery resulted in lower gold production. The heavy rainfall in the second quarter also hampered access to ore.
Gold revenues
Gold revenues totaled $37.9 million for the second quarter of 2014, compared to $72.1 million for the same period last year. The decrease was due to a 42% decrease in gold production and a 9% decline in the average realized gold price from $1,420 per ounce for the quarter ended June 30, 2013 to $1,287 per ounce for the quarter ended June 30, 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for Wassa totaled $30.7 million in the second quarter of 2014, $10.5 million lower than the $41.2 million incurred during the same period of 2013. The lower cost of sales is mainly related to the $5.6 million decrease in mine operating expenses due to lower contract mining costs and lower haulage costs incurred as a result of suspension of mining at Father Brown during the second quarter compared to the same prior year period. Inventory build up and lower royalty expense also contributed to the lower cost of sales excluding depreciation and amortization for the second quarter of 2014. Royalty expense was lower as a result of lower gold revenues in the second quarter compared to same prior year period.

Depreciation and amortization
Depreciation and amortization for the second quarter of 2014 decreased to $3.3 million, down from $17.4 million incurred during the same prior year period. The decrease is a result of impairment charges recorded in prior year which reduced the carrying value of Wassa's assets.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for the second quarter of 2014 totaled $967 per ounce, up 31% from $736 per ounce in the same prior year period. Wassa's cash operating costs of $28.5 million for the first quarter of 2014 was 24% lower than the $37.4 million incurred during the same period of 2013; however, due to lower grades, the 42% decrease in the ounces of gold sold compared to prior year more than offset the lower total cash operating costs, resulting in the higher cash operating costs per ounce.
Capital expenditures
Capital expenditures for the second quarter of 2014 totaled $2.6 million compared with $8.1 million incurred during the same period last year. Capital expenditures for the second quarter of 2014 included $2.0 million on development drilling below the Wassa Main pit. Sustaining capital expenditures totaled $0.1 million during the first three months ended June 30, 2014 compared to $4.8 million incurred the comparable period of 2013. Development capital expenditures totaled $2.5 million during the three months ended June 30, 2014 and $3.3 million in the same period of 2013.
Six months ended June 30, 2014 compared to six months ended June 30, 2013
Production
Gold sales totaled 64,284 ounces for the six months ended June 30, 2014, a 33% decrease from the 96,640 ounces sold during the same period of 2013. Plant throughput increased by 4% compared to same prior year period; however, the lower grade ore processed from the Father Brown and Wassa Main pits and the lower recovery resulted in lower gold production. The heavy rainfall in the second quarter also hampered the access to ore.
Gold revenues
Gold revenues totaled $82.8 million for the six months ended June 30, 2014, compared to $147.1 million for the same period last year. The decrease was due to a 33% decrease in gold production and the decline in the average realized gold price from $1,522 per ounce for the six months ended June 30, 2013 to $1,288 per ounce for the six months ended June 30, 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for Wassa totaled $66.2 million for the six months ended June 30, 2014, $15.9 million lower than the $82.1 million incurred during the same period of 2013. The lower cost of sales is mainly related to the $7.5 million decrease in mine operating expenses due to lower contract mining costs and lower haulage costs incurred as a result of suspension of mining of the Father Brown pit during the first half of 2014 compared to the same prior year period. Inventory build up and lower royalty expense also contributed to the lower cost of sales excluding depreciation and amortization for the first half of 2014. Royalties were lower as a result of lower gold sales in the first half compared to last year.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2014 decreased to $7.2 million, down from $29.5 million incurred during the same prior year period. The decrease is a result of impairment charges recorded in prior year which reduced the carrying value of Wassa's assets.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for the six months ended June 30, 2014 totaled $960 per ounce, up 25% from $770 per ounce in the same prior year period. Wassa's cash operating costs of $61.7 million for the first half of 2014 was 17% lower than the $74.5 million incurred during the same period of 2013; however, due to lower grades, the 33% decrease in the ounces of gold sold compared to the same prior year period more than offset the lower total cash operating costs, resulting in higher cash operating costs per ounce.
Capital expenditures
Capital expenditures for the six months ended June 30, 2014 totaled $6.7 million compared with $18.6 million incurred during the same period last year. Capital expenditures for the first half of 2014 included $5.0 million on development drilling at the Wassa Main pit. Sustaining capital expenditures totaled $0.9 million during the first half 2014 compared to $6.8 million incurred the comparable period of 2013. Development capital expenditures totaled $5.8 million in the first half of 2014 and $11.8 million in the same period of 2013.

BOGOSO OPERATIONS
Through 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations located near the town of Bogoso, Ghana. Bogoso operates a gold ore processing facility with a capacity of 2.7 million tonnes of ore per annum, which uses bio-oxidation technology to treat refractory ore (“Bogoso refractory plant”). In addition, Bogoso has a CIL processing facility located adjacent to the Bogoso refractory plant, which is suitable for treating non-refractory gold ores (“Bogoso non-refractory plant”) at a rate up to 1.5 million tonnes per annum.
Through Bogoso, the Company owns the Prestea Underground mine, which is located on the Prestea property and consists of a currently inactive underground gold mine and associated support facilities. The feasibility study for Prestea Underground was published on SEDAR at www.sedar.com in July 2013.

		For the three months ended June 30,		For the six months ended June 30,
		2014	2013	2014	2013
BOGOSO FINANCIAL RESULTS
Revenue	$'000	$41,657	$48,573	$81,752	$106,526

Mine operating expenses	$'000	44,610	49,766	93,467	106,086
Royalties	$'000	2,084	2,429	4,091	5,329
Operating costs from/(to) metals inventory	$'000	1,051	7,742	(1,035)	3,793
Cost of sales excluding depreciation and amortization	$'000	47,745	59,937	96,523	115,208
Depreciation and amortization	$'000	1,890	6,642	4,633	10,982
Mine operating loss	$'000	$(7,978)	$(18,006)	$(19,404)	$(19,664)

Capital expenditures	$'000	3,702	21,408	11,770	38,306

BOGOSO OPERATING RESULTS
Ore mined refractory	t	531,295	265,642	1,185,598	682,555
Ore mined non-refractory	t	—	95,498	—	347,895
Total ore mined	t	531,295	361,140	1,185,598	1,030,450
Waste mined	t	3,408,157	5,854,541	8,332,304	13,325,500
Refractory ore processed	t	609,705	646,191	1,318,027	1,169,406
Refractory ore grade	g/t	2.10	2.15	1.93	2.14
Gold recovery – refractory ore	%	68.5	67.3	67.6	69.3
Non-refractory ore processed	t	330,602	63,154	735,095	280,719
Non-refractory ore grade	g/t	0.82	2.08	0.89	2.60
Gold recovery - non-refractory ore	%	32.5	54.1	37.5	52.5
Gold sold refractory	oz	28,620	29,856	54,630	56,223
Gold sold non-refractory	oz	3,655	4,460	8,619	13,588
Gold sales (total)	oz	32,275	34,316	63,249	69,811

Cash operating cost per ounce [1]	$/oz	1,415	1,584	1,451	1,501
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three months ended June 30, 2014 compared to three months ended June 30, 2013
Production
Bogoso gold sales totaled 32,275 ounces for the second quarter of 2014 compared to 34,316 ounces for the same period of 2013. Refractory gold sales decreased to 28,620 ounces in the second quarter of 2014 from the 29,856 ounces sold in the same period of 2013. The primary reason for the lower production for the second quarter of 2014 was the high level of rainfall concentrated over a short period of time. Despite the completion of the Chujah push back to allow access to higher grade ore, low grade ore from the stockpile was processed in the second quarter of 2014 due to the heavy rainfall limiting access to the higher grade ore.

Non-refractory gold sales dropped to 3,655 ounces in the second quarter of 2014, down 18% from the 4,460 ounces sold in the same period of 2013. The decrease in sales in the non-refractory operation was due to lower grade feed from the tailings reclaim material this year compared to the higher grade ore feed from the Pampe pit last year. Heavy rainfall during this quarter also hampered the hydraulic mining at the tailings facility.
Gold revenues
Gold revenues for the second quarter of 2014 totaled $41.7 million, down $6.9 million from $48.6 million in the second quarter of 2013. The realized gold price was down 9%, averaging $1,291 per ounce in the second quarter of 2014, compared with $1,415 per ounce in the same period last year. Gold sold totaled 32,275 ounces in the second quarter of 2014, down 6% ounces from 34,316 ounces sold in the same period of 2013 as a result of heavy rainfall which affected the grade mined in the second quarter of 2014.
Cost of sales excluding depreciation and amortization
Bogoso's cost of sales excluding depreciation and amortization totaled $47.7 million for the second quarter of 2014, down from $59.9 million for the same period of 2013. Mine operating expenses totaled $44.6 million, 10% lower than the $49.8 million incurred during the same period of 2013 mainly as a result of lower operating expenses achieved as a result of lower strip ratio at Chujah as betterment stripping was completed in May 2014, offset by severance payments made to reduce labour. The draw down of ore stockpiles for the second quarter of 2014 decreased by $6.7 million compared to the same prior year period.
Depreciation and amortization
Depreciation and amortization expense decreased to $1.9 million for the second quarter of 2014, compared to $6.6 million for the second quarter of 2013. The decrease is a result of impairment charges recorded in prior year which reduced the carrying value of Bogoso's assets.
Cash operating cost per ounce
Cash operating cost per ounce totaled $1,415 per ounce for the second quarter of 2014, compared to $1,584 per ounce for the same period of 2013. Cash operating costs for the second quarter of 2014 totaled $45.7 million, down from $54.3 million incurred during the same period of 2013 due mainly to lower mine operating expenses achieved as a result of suspension of mining from Pampe and lower strip ratio at Chujah as betterment stripping was completed in May 2014.
Capital expenditures
Capital expenditures for the second quarter of 2014 totaled $3.7 million compared to $21.4 million incurred during the same period in 2013. Capital expenditures for the second quarter of 2014 included $1.7 million of capitalized betterment stripping at the Chujah pit and $1.5 million on Prestea Underground. The decrease in capital expenditures was mainly a result of the completion of Chujah pushback in May 2014. Sustaining capital expenditures totaled $0.2 million in the second quarter of 2014 compared to $6.8 million incurred during the second quarter of 2013. Development capital expenditures decreased to $3.5 million in the second quarter of 2014 compared to $14.6 million in the comparable period of 2013.
Six months ended June 30, 2014 compared to six months ended June 30, 2013
Production
Bogoso gold sales totaled 63,249 ounces for the six months ended June 30, 2014 compared to 69,811 ounces for the same period of 2013. Refractory gold sales decreased to 54,630 ounces in the second quarter of 2014 from the 56,223 ounces sold in the same period of 2013. The higher throughput during the first half of 2014 was offset by lower grade processed and lower recovery achieved. The increase in throughput was largely due to benefits from improvement in plant capital infrastructure. The lower recovery in the refractory processing plant was mainly a result of lower grade ore available during the push backs at the Chujah pit and the rainfall impacting the access to the higher grade ore.
Non-refractory gold sales dropped to 8,619 ounces in the second quarter of 2014, down 37% from the 13,588 ounces sold in the same period of 2013. Higher ounces ore were achieved in prior year as higher grade ore was mined from the Pampe operation but was replaced by lower grade tailings reclaim material this year. The heavy rainfall during the second quarter also hampered the hydraulic mining at the tailings facility.
Gold revenues
Gold revenues for the six months ended June 30, 2014 totaled $81.8 million, down $24.7 million from $106.5 million in the first half of 2013. The realized gold price was down 15%, averaging $1,293 per ounce in the first half of 2014, compared with $1,526 per ounce in the same period last year. Gold sold totaled 63,249 ounces in the first half of 2014, down 9% from 69,811 ounces sold in the same period of 2013 as a result of heavy rainfall which affected the grade mined in the second quarter of 2014.

Cost of sales excluding depreciation and amortization
Bogoso's cost of sales excluding depreciation and amortization totaled $96.5 million for the first half of 2014, down from $115.2 million for the same period of 2013. Mine operating expenses totaled $93.5 million, 12% lower than the $106.1 million incurred during the same period of 2013 mainly as a result of lower mine operating expenses achieved as a result of the lower strip ratio at Chujah as betterment stripping was completed in May 2014.
Depreciation and amortization
Depreciation and amortization expense decreased to $4.6 million for the first half of 2014, compared to $11.0 million for the first half of 2013. The decrease is a result of impairment charges recorded in prior year which reduced the carrying value of Bogoso's assets.
Cash operating cost per ounce
Cash operating cost per ounce totaled $1,451 per ounce for the first half of 2014, compared to $1,501 per ounce for the same period of 2013. Cash operating costs for the first half of 2014 totaled $91.8 million, down from $104.8 million incurred during the same period of 2013 due mainly to lower mine operating expenses achieved as a result of suspension of mining from Pampe and lower strip ratio at Chujah as betterment stripping was completed in May 2014.
Capital expenditures
Capital expenditures for the first half of 2014 totaled $11.8 million compared to $38.3 million million incurred during the same period in 2013. Capital expenditures for the first half of 2014 included $5.9 million of capitalized betterment stripping at the Chujah pit and $4.3 million on Prestea Underground. Sustaining capital expenditures totaled $0.9 million in the first half of 2014 compared to $10.7 million incurred during the first half of 2013. Development capital expenditures totaled $10.9 million in the first half of 2014 compared to $27.6 million in the comparable period of 2013.

SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
Revenues	$79,567	$85,004	$96,034	$118,159	$120,693	$132,910	$149,710	$133,497
Cost of sales excluding depreciation and amortization	78,432	84,296	88,549	91,294	101,178	96,118	103,492	85,639
Net (loss)/income	(6,708)	(24,353)	(165,304)	4,539	(145,671)	7,922	14,338	(19,273)
Net (loss)/income attributable to shareholders of Golden Star	(5,153)	(22,364)	(148,576)	3,507	(128,828)	8,005	14,334	(20,058)
Net (loss)/income per share attributable to shareholders of Golden Star:
- Basic and diluted	$(0.02)	$(0.09)	$(0.57)	$0.01	$(0.50)	$0.03	$0.06	$(0.08)

LIQUIDITY AND FINANCIAL CONDITION
The Company held $43.4 million in cash and cash equivalents as of June 30, 2014, down from $65.6 million at December 31, 2013. During the six months ended June 30, 2014, operations used $1.0 million of cash, cash used for investing totaled $25.8 million and financing activities provided $4.7 million.
Before working capital changes, operations used $10.0 million of operating cash flow during the first half of 2014, compared with the $14.6 million provided by operations in the same period last year. Cash provided by operations decreased due to lower revenues resulting from the lower gold production and lower realized gold price during the first half of 2014.
Working capital changes added $9.0 million during the six months ended June 30, 2014, compared to $26.9 million in the same period in 2013. The working capital changes in the first half of 2014 related mainly to an increase in accounts payable and accrued liabilities by $14.1 million offset by a decrease of current tax payable by $6.2 million and an increase in accounts receivable by $2.6 million. For the six months ended June 30, 2013, working capital changes added cash by $26.9 million mainly due to a $12.5 million increase in accounts payable and accrued liabilities, a decrease of inventories of $8.6 million and an increase of current tax liabilities by $4.5 million.
Investing activities used $25.8 million during the first half of 2014, including $17.2 million on mining property development and $1.3 million for the plant and facility upgrades. Investing activities used $64.2 million during the first half of 2013.
Financing activities provided a net of $4.7 million in the first half of 2014 compared to a net of $3.5 million used in financing activities for the same prior year period. During the six months ended June 30, 2014, the Company drew down a total of $10.0 million under the Ecobank Loan and made total principal repayments of $5.3 million on its Ecobank Loan and equipment loans and capital lease obligations. During the first half of 2013, net cash used in financing activities was primarily principal repayment of debt.
LIQUIDITY OUTLOOK
As of June 30, 2014, we had $43.4 million in cash, $10.0 million available for draw down under the Ecobank Loan and funds available for mobile equipment purchases under the Company's equipment financing facilities. During the first half of 2014, the Company drew down a total of $10.0 million from the Ecobank Loan and made total principal repayments of $5.3 million on Ecobank loan, equipment financing loans and capital leases. For the remainder of the year, the Company expects to repay $5.8 million of principal and interest on the Ecobank Loan, $3.5 million of principal and interest on the equipment financing loans and capital leases and $1.9 million interest on the 5% Convertible Debentures.
Working capital has declined from $11.2 million at December 31, 2013 to a working capital deficit of $2.9 million at June 30, 2014. Accounts payable has increased from $109.0 million at December 31, 2013 to $116.5 million at June 30, 2014 ($107.5 million current liabilities, $9.0 million long term liabilities).
At Bogoso, payables have increased from $73.8 million at December 31, 2013 to $80.7 million at June 30, 2014. The heavy rainfall experienced in June impeded the access to the higher grade ore in Chujah resulting in lower than expected production, revenues and operating cash flows which in turn has resulted in the increase in accounts payable at Bogoso since December 31, 2013.
Additionally, the refractory processing plant at Bogoso experienced an extended 12 day interruption and shutdown early in July 2014 as electricity grid related power outages caused mechanical failures. With the Chujah pushback complete and the rainfall subsided, the Company has gained access to the higher grade ore and has stockpiled this ore for processing. The refractory processing plant is back online and once planned efficiency is again achieved, the Company expects higher gold production and improved operating cash flows for the remainder of the year.
Included in the Bogoso payables is $32.9 million owing to Volta River Authority (“VRA”). The VRA is the major power generation company of Ghana, solely owned by the government of Ghana. During the second quarter, the Company negotiated repayment terms with VRA which extended the payment period of the liability to December 2015. As a result, the Company reclassified $9.0 million of accounts payable to long term liabilities during the second quarter. The Company will continue to pursue similar payment arrangements with its creditors as well as operational efficiencies to reduce costs.
The Company intends to seek additional financing to fund the development of the Wassa Underground and Prestea Underground projects. The Company is awaiting the results of the preliminary economic assessment reports on both projects, after which a more informed financing decision can be made. There can be no assurance that additional funding will be available at all or on terms acceptable to the Company.
In the short term, the Company expects to continue to fund operations and capital projects through operating cash flows, the equipment financing facility, the Ecobank Loan and cash on hand. If these sources are not sufficient, the Company could delay planned capital projects or curtail operational spending.

TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due (in thousands) by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years	Total
Debt [1]	$7,036	$25,118	$93,758	$—	$125,912
Finance leases	486	1,964	1,864	—	4,314
Interest on long term debt	3,743	13,514	3,473	—	20,730
Purchase obligations	1,470	—	—	—	1,470
Other long term liabilities	—	8,964	—	—	8,964
Rehabilitation provisions[2]	4,100	22,698	25,098	42,859	94,755
Total	$16,835	$72,258	$124,193	$42,859	$256,145

[1]
Includes $77.5 million of 5% Convertible Debentures maturing in June 2017 as well as the $40.0 million draw down from the Ecobank Loan. Golden Star has the right to repay the $77.5 million principal amount of the 5% Convertible Debentures in cash or in common shares at the due date under certain circumstances. The presentation shown above assumes payment is made in cash and also assumes no conversions of the 5% Convertible Debentures into common shares by the holders prior to the maturity date.

[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.
RELATED PARTY TRANSACTIONS
There were no material related party transactions in the second quarter of 2014 and 2013 other than compensation of key management personnel which is presented in the table below. Key management personnel is defined as members of the Board of Directors and certain senior officers.

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of U.S dollars)	2014	2013	2014	2013
Salaries, wages, and other benefits	$599	$542	$1,195	$1,047
Bonus and severances	—	944	868	1,695
Share-based compensation	175	278	751	1,129
	$774	$1,764	$2,814	$3,871
OFF-BALANCE ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms “cash operating cost per ounce”, "all-in sustaining costs", "cash (used in)/provided by operations before working capital changes", "adjusted net (loss)/income attributable to Golden Star shareholders" and "adjusted net (loss)/income per share attributable to Golden Star shareholders".
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost per ounce” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. “All-in sustaining costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to the current definition.

The table below reconciles consolidated cost of sales excluding depreciation and amortization to cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars)	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
Cost of sales excluding depreciation and amortization	$78,432	$101,178	$162,728	$197,297
Royalties	(3,981)	(6,041)	(8,236)	(12,694)
Metals inventory net realizable value adjustment	(320)	(3,427)	(973)	(5,389)
Cash operating costs	74,131	91,710	153,519	179,214
Royalties	3,981	6,041	8,236	12,694
Metals inventory net realizable value adjustment	320	3,427	973	5,389
Accretion of rehabilitation provision	437	148	873	296
General and administrative costs	4,120	4,328	9,826	11,758
Sustaining capital expenditures	296	11,630	1,325	17,510
All-in sustaining costs	$83,285	$117,284	$174,752	$226,861

Ounces sold	61,721	85,090	127,533	166,451
Cost per ounce measures ($/oz):
Cash operating cost per ounce	1,201	1,078	1,204	1,077
All-in sustaining cost per ounce	1,349	1,378	1,370	1,363
The tables below reconcile cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of the operating mines (stated in thousands of U.S dollar except cash operating cost per ounce):

	For the three months ended
	June 30, 2014
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$30,687	$47,745	$78,432
Royalties	(1,897)	(2,084)	(3,981)
Metals inventory net realizable value adjustment	(320)	—	(320)
Cash operating costs	$28,470	$45,661	$74,131

Ounces sold	29,446	32,275	61,721

Cash operating cost per ounce	$967	$1,415	$1,201

	For the three months ended
	June 30, 2013
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$41,241	$59,937	$101,178
Royalties	(3,612)	(2,429)	(6,041)
Metals inventory net realizable value adjustment	(265)	(3,162)	(3,427)
Cash operating costs	$37,364	$54,346	$91,710

Ounces sold	50,774	34,316	85,090

Cash operating cost per ounce	$736	$1,584	$1,078

	For the six months ended
	June 30, 2014
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$66,205	$96,523	$162,728
Royalties	(4,145)	(4,091)	(8,236)
Metals inventory net realizable value adjustment	(320)	(653)	(973)
Cash operating costs	$61,740	$91,779	$153,519

Ounces sold	64,284	63,249	127,533

Cash operating cost per ounce	$960	$1,451	$1,204

	For the six months ended
	June 30, 2013
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$82,089	$115,208	$197,297
Royalties	(7,365)	(5,329)	(12,694)
Metals inventory net realizable value adjustment	(265)	(5,124)	(5,389)
Cash operating costs	$74,459	$104,755	$179,214

Ounces sold	96,640	69,811	166,451

Cash operating cost per ounce	$770	$1,501	$1,077
"Cash provided by/(used in) operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by/(used in) operating activities" as found in the statements of cash flows.
We use cash operating cost per ounce and cash (used in)/provided by operations before working capital changes as key operating indicators. We monitor these measures monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to the investors to allow them to also monitor operational efficiencies of the mines owned by the Company. We calculate these measures for both individual operating units and on a consolidated basis.
Cash operating cost per ounce and cash (used in)/provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

Adjusted net loss attributable to Golden Star shareholders
The table below shows the reconciliation of net (loss)/income attributable to Golden Star shareholders to adjusted net (loss)/income attributable to Golden Star shareholders and adjusted net (loss)/income per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
Net loss attributable to Golden Star shareholders	$(5,153)	$(128,828)	$(27,517)	$(120,823)
Add back:
Loss/(gain) on fair value of 5% Convertible Debentures	(2,392)	(43,879)	7,782	(51,525)
Impairment charges	—	195,920	—	195,920
Tax recovery related to impairment charges	—	(26,328)	—	(26,328)
	(7,545)	(3,115)	(19,735)	(2,756)
Adjustments attributable to non-controlling interest	—	(16,665)	—	(16,665)
Adjusted net loss attributable to Golden Star shareholders	$(7,545)	$(19,780)	$(19,735)	$(19,421)

Adjusted net loss per share attributable to Golden Star shareholders
Basic and diluted	$(0.03)	$(0.08)	$(0.08)	$(0.07)
Weighted average shares outstanding - basic and diluted (millions)	259.4	259.2	259.3	259.1
In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of debentures and non-cash impairment charges, the Company calculates "adjusted net loss attributable to Golden Star shareholders" and "adjusted net loss per share attributable to Golden Star shareholders" to supplement the condensed interim consolidated financial statements.
Adjusted net loss attributable to Golden Star shareholders and adjusted net loss per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
OUTSTANDING SHARE DATA
As of July 30, 2014, there were 259,374,879 common shares of the Company issued and outstanding, 15,658,797 stock options outstanding, 1,850,778 deferred share units outstanding, 3,377,332 share appreciation rights outstanding, 2,474,905 performance share units outstanding and 5% Convertible Debentures which are convertible into 46,963,636 common shares. The share appreciation rights and performance share units are cash settled instruments.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The application of certain accounting policies requires the Company to make estimates and judgments based on assumptions.  For a complete discussion of accounting estimates and judgments deemed most critical by the Company, refer to the Company's annual 2013 Management’s Discussion and Analysis.
CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.
IFRIC 21 Accounting for levies imposed by government clarifies that the obligating event that give rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this interpretation did not result in any impact to the Company’s financial statements.

IAS 32 Financial instruments: presentation was amended to clarify requirement for offsetting of financial assets and financial liabilities. The adoption of this amendment did not result in any impact to the Company’s financial statements.
IAS 36 Impairment of assets was amended to remove the requirement of disclosing recoverable amount when a cash generating unit ("CGU") contains goodwill or indefinite lived intangible assets but there has been no impairment. This amendment also require additional disclosure of recoverable amount of an asset of CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reverse. The adoption of this amendment did not result in any impact to the Company’s financial statements.
IAS 39 Financial instruments: Recognition and measurement was amended to provide relief from discontinuing hedge accounting when novation of a hedge instrument to a central counterparty meets specified criteria. The adoption of this amendment did not result in any impact to the company’s financial statements.
Standards, interpretations and amendments not yet effective
IFRS 15 Revenue from contracts with customers supersedes IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. This standard is effective for first interim periods within years beginning on or after January 1, 2017. The Company is still assessing the impact of this standard.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at June 30, 2014	Basis of measurement	Associated risks
Cash and cash equivalents	$43,412	Carrying value	Interest/Credit/Foreign exchange
Accounts receivable	10,764	Carrying value	Foreign exchange/Credit
Trade and other payables	60,069	Amortized cost	Foreign exchange/Interest
5% Convertible Debentures	55,090	Fair value through profit and loss	Interest
Ecobank Loan, net of loan fees	36,722	Amortized cost	Interest
Equipment financing facility	10,677	Amortized cost	Interest
Finance leases	4,314	Amortized cost	Interest
Other liabilities	8,964	Amortized cost	Interest
Carrying value - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the Ecobank Loan, the equipment financing facility, the finance leases and other liabilities approximate their carrying values as the interest rates are comparable to current market rates.
Fair value through profit or loss - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury rate with maturity similar to the remaining life of the convertible debenture. The discount rate used is determined by adding the risk premium to the risk free interest rate. Volatility is calculated based on the weekly volatility of the share price of Golden Star observable on the New York Stock Exchange (the "NYSE MKT") for a historical period equal to the remaining life of the 5% Convertible Debentures. For the three and six months ended June 30, 2014, revaluation gains of $2.4 million and loss of $7.8 million were recorded respectively while revaluation gains of $43.9 million and $51.5 million were included in earnings for the three and six ended June 30, 2013.
DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks includes, but is not limited to, the following risks: changes in interest rates on our debt, changes in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. For a complete discussion of the risks, refer to the Company's Annual Information Form for the year ended December 31, 2013 available on the SEDAR website, www.sedar.com.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

▪	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

▪
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

▪
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A. The Company is transitioning to the 2013 version of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework.
ADDITIONAL INFORMATION
Additional information regarding Golden Star, including the Company's Annual Information Form for the year ended December 31, 2013, is available under the Company's profile on SEDAR at www.sedar.com.